The Laclede Group, Inc. 700 Market Street St. Louis, MO 63101

Steven P. Rasche
Executive Vice President, Chief Financial Officer
314-342-3348

May 27, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     The Laclede Group, Inc.
Laclede Gas Company
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 25, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 6, 2015
File Nos. 001-16681 & 001-01822
Alabama Gas Corporation
Amendment No. 1 to Form 10-K for the Transition Period From
January 1, 2014 to September 30, 2014
Filed November 26, 2014
File No. 002-38960

Dear Ms. Thompson:

The Laclede Group, Inc. (“Laclede Group” or “the Company”) has received your May 19, 2015 letter on behalf of the Securities and Exchange Commission (“Commission”) Division of Corporation Finance, regarding comments disclosed in the above referenced filings. We have set forth below your comments along with our responses:

General

1)
In the interest of reducing the number of comments, we have not repeated the Laclede Group comments that also relate to Laclede Gas or Alabama Gas (Alagasco). Please apply all Laclede Group comments to Laclede Gas and Alagasco to the extent they are applicable.

Response:

We have applied all Laclede Group comments to the appropriate registrants and identified throughout our responses the applicable Registrant(s).

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

The Laclede Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 2. Acquisitions, page 76

2)	Please tell us the qualitative factors that make up the goodwill you recognized during the periods presented, and how you complied with the disclosure requirements of ASC 805-30-50-1(a).

Response [Laclede Group and Laclede Gas]:

We complied with the disclosure requirements of ASC 805-30-50-1(a) in the Form 10-K through the disclosures in the first paragraph of Note 2 (page 76) and the third paragraph under the Alagasco heading in that note (page 78), in which we provided a qualitative description of the factors that made up the goodwill recognized, including certain expected synergies and certain intangible benefits of the transaction:

•
“The transactions are strategic, delivering on the Company’s commitment to growth and long-term shareholder value. These utilities are ideal in terms of size and scope. By leveraging the Company’s core gas utility expertise and further expanding its footprint, it will be able to support growth initiatives in new markets with new customers.” [Laclede Group and Laclede Gas]

•
“The purchase of Alagasco is supportive of the strategic focus on growing the Company’s regulated footprint. Alagasco also creates geographic and regulatory diversity by expanding the Company’s focus into Alabama.” [Laclede Group]

3)
We note that for income tax purposes, Laclede Group has elected to treat the acquisition of Alagasco as an asset purchase under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. Explain to us how this election impacted the negotiated purchase price. We also note a deferred tax asset (“DTA”) was established for the excess tax basis in assets resulting from this election at Alagasco with a corresponding increase to equity. It appears you applied the guidance under ASC 740-20-45-11(g) to establish the goodwill DTA and related increase to equity at Alagasco. Please confirm our understanding. Further, we assume changes to the goodwill DTA would be reported as a component of deferred tax expense in the income statement. Please advise. In this regard, revise your future MD&A discussion to explain how changes to the DTA will impact the effective tax rate. Lastly, explain to us why the entire amount of the goodwill DTA was recorded as noncurrent.

Response [Laclede Group and Alagasco]:

All expected future cash flows, including the impact of the Section 338(h)(10) election, were considered in determining the negotiated purchase price. As a result of the election, goodwill was generated for tax purposes at Alagasco. For book purposes, goodwill was recorded on the Laclede Group parent entity and not pushed down to Alagasco. Consequently, a DTA was recorded at Alagasco related to the excess of tax deductible goodwill over book goodwill for the stand-alone entity. Your understanding is correct that we applied the guidance under ASC 740-20-45-11(g) to establish the goodwill DTA and related increase to equity at Alagasco. That initial goodwill DTA is eliminated (along with the investment in subsidiary and Alagasco’s equity) in the Laclede Group consolidated balance sheet because, at that consolidated level, there is no excess of tax deductible goodwill over book goodwill. As the tax goodwill is amortized and deducted for tax purposes, the

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

DTA at Alagasco is reduced, and for Laclede Group, a deferred tax liability (“DTL”) is created. For both Alagasco and consolidated Laclede Group, the changes to the goodwill DTA/DTL will be reported as a component of deferred tax expense in the income statement. Because the deferred tax expense impact will be offset by an opposite current tax expense impact, we expect that there will be no significant impact on the effective tax rate, and we will indicate this in MD&A in future filings.

Pursuant to ASC 740-10-45-7, the entire amount of Alagasco’s goodwill DTA was recorded as noncurrent because the related asset, goodwill, is classified as noncurrent.

4)
Explain to us and disclose how the material increase in equity resulting from the establishment of the goodwill DTA at Alagasco will affect how rates are established under your current rate setting process. If applicable, revise your MD&A to discuss how this issue will impact your future profitability.

Response [Laclede Group and Alagasco]:

For regulatory purposes, the increase in equity resulting from the establishment of the goodwill DTA at Alagasco is recorded in an “unregulated equity” account. Unregulated equity is not included as part of the ratemaking or revenue requirements process. Further, for purposes of calculating the revenue requirements and rates, the deferred taxes are not taken into consideration and do not impact customer rates under any scenario. Therefore, the increase in equity resulting from the establishment of the goodwill DTA at Alagasco will not affect how rates are established under our current rate setting process or impact our future profitability.

Note 5. Stockholder’s Equity

Laclede Group

Equity Units, page 83

5)
You disclose the stock purchase contract, which are a part of the Equity Units you issued in June 2014, obligate the holders to purchase shares of common stock at a future settlement date prior to the relevant RSN maturity date. This disclosure does not clearly convey the settlement date(s). However, we also note your disclosure that Laclede Group will issue shares under the terms of the stock purchase contracts in April 2017. Please tell us and disclose in future filings what the settlement date(s) of the stock purchase are, or if April 2017, revise for consistency.

Response [Laclede Group]:

In our future filings on Form 10-K, we will modify our footnote disclosure to include the April 2017 settlement date, as follows (underlined language added):

“The stock purchase contracts obligate the holders to purchase shares of Common Stock at a future settlement date (April 1, 2017, or if such day is not a business day, the following business day) prior to the relevant RSN maturity date.”

As we believe the likelihood of either of the two early settlement mechanisms described below to be remote, we do not believe it is appropriate to include this information in our future disclosures, and we are including it

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

herein solely for your information and understanding. The settlement of each stock purchase contract may occur earlier under one of two circumstances: (1) the holder may, at any time, subject to certain limitations, elect to exercise the Early Settlement option as described on S-65 of the prospectus supplement (filed with the Securities and Exchange Commission on June 6, 2014), or (2) the holder may exercise the Early Settlement Upon a Fundamental Change option as described on S-66 of the prospectus supplement. We believe the likelihood that holders will exercise these early settlement options is remote because there are limited circumstances, driven by changes in our stock price, which would make such exercise beneficial to holders.

6)
You disclose that the number of shares to be purchased by stock purchase contract holders will determined under a formula based upon the average closing price of the common stock near the settlement date. Please tell us what consideration you gave to disclosing how the number of shares will be determined under the formula.

Response [Laclede Group]:

In the first full paragraph on page 84 of the Form 10-K, we disclosed the range of shares to be issued as 2.5 million to 3.1 million. We believe the difference in high and low points of this range is not material and did not believe the detail formula would provide financial statement users any additional material information. In future filings on Form 10-K, we will include the following supplemental disclosure:

“The number of shares to be purchased pursuant to each purchase contract will be determined as follows:

If the applicable market value per share of Laclede Group common stock is:	Number of shares to be purchased per purchase contract is:
Equal to or greater than $57.8125	0.8649
Less than $57.8125, but greater than $46.25	$50 ÷ applicable market value
Less than or equal to $46.25	1.0811

7)
Explain to us what the quarterly contract adjustment payments on the stock purchase contracts are that you make reference to on page 83, and if related, what principal balance the 4.75% rate disclosed on page 84 is applied against to determine the quarterly contract adjustment payment.

Response [Laclede Group]:

The Company is obligated to pay quarterly contract adjustments payments at a rate of 4.75% per year on the stated amount of $50 per Equity Unit or $2.375 per year in respect of each purchase contract, subject to our right to defer these payments as described in the prospectus supplement. No deferral period will extend beyond the purchase contract settlement date. The contract adjustment payments are payable quarterly on January 1, April 1, July 1 and October 1 of each year, commencing October 1, 2014. The contract adjustment payments will be subordinated to all our existing and future Priority Indebtedness (as defined in the prospectus supplement) and will be structurally subordinated to all liabilities of our subsidiaries.

The aggregate annual contract adjustment payment due is the 4.75% contract rate multiplied by the $143.8 million Long-term Debt (which represents the aggregate stated amount of the Equity Units), or $6.8 million per year. We have provided a table with all material terms on page 84 of the Form 10-K, including the $19.7 million

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

stock purchase contract liability calculated as the present value of the cash payments expected if all Equity Units remain outstanding for the entire period up to April 1, 2017.

Note 13. Pension Plans and Other Postretirement Benefits, page 104

8)
We note ASC 715 requires you to recognize the funded status of your defined benefit pension plans on your balance sheet. Explain to us how you concluded it was appropriate to record a regulatory asset to offset the liability recognized as a result of applying ASC 715 in lieu of recognizing a charge to other comprehensive income. Refer to ASC 980-715-25. Please be detailed in your response.

Response [Laclede Group, Laclede Gas and Alagasco]:

We recorded a regulatory asset in accordance with ASC 980-715-25 because we determined that it is probable that future revenue in an amount at least equal to the deferred cost (regulatory asset) will be recovered in rates and we met all the criteria in paragraph 5b of that subtopic. Laclede Gas and Alagasco have orders approved by their respective Public Service Commissions in Missouri and Alabama that specifically state that pension costs will be recovered by the respective companies. Further, the orders require that any differential between the amount of cost recognized in applying GAAP and the amount allowed in the rate-setting process shall be set up as a regulatory asset or liability for future return to the company or refund to the customer. Applicable regulatory orders are:

•	Re Laclede Gas d/b/a Missouri Gas Energy, Case No. GR-2014-0007; 2014 WL 1871736 (Mo. P.S.C.); Order Approving Stipulation and Agreement, issued April 23, 2014,

•	Re Laclede Gas, Case No. GR-2013-0171; 2013 WL 3477512 (Mo.P.S.C.); Order Approving Unanimous Stipulation and Agreement, issued June 26, 2013,

•	Re All Regulated Companies, Informal Docket U-3454, 1993 WL 560298 (Ala.P.S.C.); Order and Notice of Accounting Policy Statement issued December 1993, and

•	Re Alabama Gas Corporation, Informal Docket U-4793, 2006 WL 4508480 (Ala.P.S.C.); Order issued December 2006.

Note 15. Regulatory Matters, page 120

9)
We note you recognized regulatory assets during the fiscal year ended September 30, 2014 that appear to relate to your acquisition of Alagasco, including “[r]ate recovery of asset removal costs” and “[a]ccretion and depreciation of asset retirement obligations.” Please tell us in detail what these regulatory deferrals are comprised of and if you have a regulatory order that specifically permits recovery of these costs. We also note your disclosure on page 71 that as permitted by the APSC, Alagasco accrues future removal costs associated with its property, plant and equipment even if a legal obligation does not exist, which are provided for through depreciation expense and a corresponding credit to regulatory liabilities. However, we note that the entire $60.5 million “[a]ccrued cost of removal” regulatory liability balance appears to be attributable to Laclede Gas. Please tell us whether Alagasco has collected removal costs through rates in excess of costs incurred, and if so, whether a liability was recorded and the associated amount. Additionally, please tell us whether the “[r]ate recovery of asset removal costs” represents non-legal removal costs incurred in excess of amount provided for in rates that you are specifically permitted to recover.

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

Response [Laclede Group and Alagasco]:

You are correct that the entire $60.5 million “[a]ccrued cost of removal” regulatory liability balance is attributable to Laclede Gas and that “[r]ate recovery of asset removal costs” and “[a]ccretion and depreciation of asset retirement obligations” relate to Alagasco. The $18.4 million of regulatory assets identified as “[a]ccretion and depreciation of asset retirement obligations” represent the cumulative accretion expense and depreciation expense related to asset retirement obligations which have been deferred pursuant to regulatory orders. Asset removal costs, or negative salvage, are included with depreciation expense and recovered in rates through the Rate Stabilization and Equalization rate-setting process established in 1983 and renewed December 20, 2013. The $2.8 million of regulatory assets identified as “[r]ate recovery of asset removal costs” represent the excess of actual costs incurred over the cumulative removal cost recognized through depreciation rates (and collected from customers) since June 1, 2010. This relates to all removal costs whether or not a legal obligation exists. Recovery of these costs is specifically permitted by:

•	Re Alabama Gas Corporation, Docket 18046, 2013 WL 8210834 (Ala.P.S.C); Order issued December 20, 2013,

•	Re Alabama Gas Corporation, Informal Docket U-3896, 2010 WL 5825909 (Ala.P.S.C.); Order issued November 1, 2010, and

•	Re Alabama Gas Corporation, Informal Docket U-3896, 2010 WL 2942082 (Ala.P.S.C.); Order issued June 28, 2010.

Prior to June 1, 2010, Alagasco had collected removal costs through rates in excess of costs incurred. As a result, on June 28, 2010, the APSC approved a change in depreciation and negative salvage rates, and on November 1, 2010, the Negative Salvage Rebalancing (NSR) rider and guidelines and procedures for the NSR were established representing amounts to be refunded to customers. These liabilities, including a current amount of approximately $13.4 million and a non-current amount of $26.8 million, are identified as “[r]efundable negative salvage” in Note 1 on page 35 and Note 12 on page 50 of the Alagasco Form 10-KT/A, and in Note 1 on pages 70 and 71 and in Note 15 on page 120 of the Laclede Group Form 10-K.

Alabama Gas Corporation Form 10-K for the Transition Period from January 1, 2014 to September 30, 2014

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

10)
The scope paragraph of your predecessor auditor’s report does not make reference to your statement of capitalization as of December 31, 2013. Please request your auditor to tell us whether the statement was included in the scope of its audit.

Response:

Until its acquisition by Laclede Group in fiscal year 2014, Alagasco presented information about its capitalization as a component of the balance sheet. Starting in fiscal year 2014, to conform to the style of Laclede Group, Alagasco changed its style of reporting total capitalization to present this information in a separate financial statement versus as a component of the balance sheet. The information that is presented as a separate financial statement in the 2014 Form 10-K is the same information that was included in the balance sheet and Note 3 (which lists the specific debt instruments) that was included in financial statements that were part of Alagasco's 2013 Form 10-K.

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

The financial statements for 2013 that were included in Alagasco's 2013 Form 10-K were audited by PricewaterhouseCoopers ("PwC"). To facilitate your review, attached as Exhibit A please find the following excerpts from our 2013 Form 10-K: Report of Independent Registered Public Accounting Firm, Balance Sheet and Note 3.

When the Company changed its style of presenting total capitalization in the 2014 Form 10-K, PwC inadvertently did not modify the wording of its report. However, as indicated above, this is the same information that was part of the financial statements that was included in the 2013 Form 10-K, and such information was audited and covered by PwC's report. PwC has reconfirmed to the Company that this financial statement on total capitalization in the 2014 Form 10-K is part of the financial statements on which they expressed an opinion.

The Laclede Group, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Notes to the Financial Statements, page 23

11)
Please tell us in detail how you have complied with the all of the disclosure requirements of ASC 815-10-50, including but not limited to information that would enable users of your financial statements to understand the volume of your activity in derivative instruments as required by ASC 815-10-50-1A(d) and overall quantitative disclosures as required by ASC 815-10-50-4A through -4E.

Response [Laclede Group, Laclede Gas and Alagasco]:

We have omitted disclosures related to derivatives and hedging in accordance with Rule 10-01(a)(5) of Regulation S-X. We assessed the adequacy of disclosure presuming that users of the interim financial information had read or had access to the audited financial statements for the preceding fiscal year and we determined that the information about our derivatives and hedging activities had not changed significantly and there were no related material impacts on Laclede Group, Laclede Gas or Alagasco. We assess the adequacy of disclosures every quarter and will include additional disclosures about derivatives and hedging in future filings on Form 10-Q if they change significantly from those disclosed in the preceding Form 10-K.

Further, as requested in your letter, Laclede Group acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.TheLacledeGroup.com

Ms. Jennifer Thompson
May 27, 2015

We trust the foregoing adequately addresses the comments in your letter, but if any items require further clarifications, please contact me at the phone number listed above or, in my absence, Sondra Brown, Vice President, Controller at 314-342-0597.

Respectfully submitted,

/s/ Steven P. Rasche
Steven P. Rasche

Cc:    Mark Darrell, The Laclede Group, Inc.
Sondra Brown, The Laclede Group, Inc.
Jarrett Torno, SEC
Robert Babula, SEC

www.TheLacledeGroup.com

Exhibit A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of Alabama Gas Corporation:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Alabama Gas Corporation at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/ s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
March 3, 2014

In December 2013, the Company issued $600 million in Senior Term Loans (Senior Term Loans) with a floating interest rate due March 31, 2014 through December 17, 2017. The Company used the long-term debt proceeds to repay the Senior Term Loans of $300 million issued in November 2011 and to repay short-term obligations under its syndicated credit facility.

At December 31, 2013, the Company had interest rate swap agreements with a notional of $200 million. The interest rate swaps exchange a variable interest rate for a fixed interest rate of 2.6675 percent. The fair value of the Company’s interest rate swap was a $1.8 million and a $3.3 million liability at December 31, 2013 and 2012, respectively, and is classified as a Level 2 fair value liability. The fair value of the Company’s interest rate swap is recognized on a gross basis on the consolidated balance sheet.

The long-term debt and short-term debt agreements of Energen and Alagasco contain financial and nonfinancial covenants including routine matters such as timely payment of principal and interest, maintenance of corporate existence and restrictions on liens.

Although none of the agreements have covenants or events of default based on credit ratings, the interest rates applicable to the Senior Term Loans and the Energen and Alagasco syndicated credit facilities discussed below may adjust based on credit rating changes. All of the Company’s debt is unsecured.

Under Energen’s Indenture dated September 1, 1996 with The Bank of New York as Trustee, a cross default provision provides that any debt default of more than $10 million by Energen, Alagasco or Energen Resources will constitute an event of default by Energen. Under Alagasco’s Indenture dated November 1, 1993 with The Bank of New York as Trustee, a cross default provision provides that any debt default by Alagasco of more than $10 million will constitute an event of default by Alagasco. Neither Indenture includes a restriction on the payment of dividends.

Energen and Alagasco Credit Facilities: On October 30,2012, Energen and Alagasco entered into $1.25 billion and $100 million, respectively, five-year syndicated unsecured credit facilities (syndicated credit facilities) with domestic and foreign lenders. Borrowings under these credit facilities are subject to the execution of individual note agreements each with maturity dates of less than one year. Accordingly, outstanding amounts due under these credit facilities are classified as short term obligations in the accompanying consolidated financial statements. Alagasco has been authorized by the APSC to borrow up to $200 million at any one time under the short-term credit facilities.

Energen’s obligations under the $1.25 billion syndicated credit facility are unconditionally guaranteed by Energen Resources. The financial covenants of the Energen credit facility limit Energen to a maximum consolidated debt to capitalization ratio of no more than 65 percent as of the end of any fiscal quarter. Energen may not pay dividends during an event of default or if the payment would result in an event of default.

Similarly, the financial covenants of the Alagasco credit facility limit Alagasco to a maximum consolidated debt to capitalization ratio of no more than 65 percent as of the end of any fiscal quarter. Alagasco may not pay dividends during an event of default or if the payment would result in an event of default.

Under the Energen credit facility, a cross default provision provides that any debt default of more than $50 million by Energen, Alagasco or Energen Resources will constitute an event of default by Energen. Under Alagasco’s credit facility, a cross default provision provides that any debt default by Alagasco of more than $50 million will constitute an event of default by Alagasco.

Upon an uncured event of default under either of the credit facilities, all amounts owing under the defaulted credit facility, if any, depending on the nature of the event of default will automatically, or may upon notice by the administrative agent or the requisite lenders thereunder, become immediately due and payable and the lenders may terminate their commitments under the defaulted facility. Energen and Alagasco were in compliance with the terms of their respective credit facilities as of December 31, 2013.

The following is a summary of information relating to the credit facilities:

Energen’s total interest expense was $69.2 million, $65.5 million and $44.8 million for the years ended December 31, 2013, 2012 and 2011, respectively. Energen’s total interest expense for the years ended December 31, 2013 and 2012 included capitalized interest expense of $0.2 million and $0.5 million. Total interest expense for Alagasco was $15.6 million, $16.3 million and $14.7 million for the years ended December 31, 2013, 2012 and 2011, respectively. At December 31, 2013, Energen and Alagasco paid commitment fees on the unused portion of available credit facilities ranging from 15 to 25 basis points per annum.